Filed by Virgin Media Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Virgin Media Inc.
Commission File No.: 000-50886

16 April, 2013

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Dear «First_Name»

Equity Awards over Virgin Media Stock

This letter details the way in which your equity awards over Virgin Media Inc. stock, both vested and unvested, will be affected by the planned merger with Liberty Global, Inc.

A summary of all the outstanding awards showing in your Shareworks record is provided in Appendix A. This includes awards that are vested and available for exercise, and those that vest in the future.

The next trading window will open on 26th April 2013. You will be able to exercise your vested awards during this window, if you so wish. However, we will not be able to process any exercises of vested awards for a period of one week prior to the merger completing.

For more information on your outstanding awards or to exercise vested awards during the next open trading window, please access your Shareworks account at www.solium.com and use your participant log in details. If you have not yet activated your Shareworks account please contact Gill James, Company Secretary on [details].

Appendix B provides a high-level summary of what will happen to your outstanding equity awards following the Company’s proposed merger with Liberty Global, Inc. This summary gives details of the treatment of all outstanding awards and so may refer to some awards that do not apply to you.

Following completion of the merger, you will receive a notice reflecting the changes to your equity awards. These notices are personal to you and will confirm the types of shares applicable to your awards and the new exercise price of your awards (where applicable), which have been determined using a conversion factor that is meant to preserve the current value of your awards.

If you have any further questions relating to any aspect of your equity awards please email reward@virginmedia.co.uk. Please note that there may be tax consequences related to the conversion of your awards as a result of the merger, and we cannot give financial, investment or tax advice and you should speak to a professional advisor for any advice regarding the tax consequences of your awards as a result of the merger or your exercise of your awards.

Yours sincerely

Graham Liggat

Director, Reward

This document constitutes part of a prospectus covering securities that have been registered under the U.S. Securities Act of 1933, as amended.

Appendix A

Outstanding Equity Awards

Please find below a summary of your outstanding equity awards;

Appendix B

The Effect of the Merger on Outstanding Equity Awards

The summary below is intended as a guide only and in the event of any conflict, the terms of the Merger Agreement, the relevant plans and the relevant award agreements will prevail. The details of the Merger Agreement are set out in the Joint Proxy Statement/Prospectus available at virginmedia.com/investors.  Please note that the revised exercise price for each of your awards will be detailed in the revised agreements that you will receive following completion of the merger with Liberty Global.

Performance Shares / RSUs

2009 LTIP (unexercised awards)	• Convert to awards over Liberty Global plc (“LG”) shares, based on a conversion of 0.4123 LG A shares and 0.3077 LG C shares per Virgin Media Inc. (“VM”) share

2010 LTIP (unexercised awards)	• Cancelled in exchange for the merger consideration of $17.50 cash, 0.2582 LG A shares and 0.1928 LG C shares per VM share

2011 & 2012 LTIP

•  100% of performance shares granted converted into time vesting awards over LG shares based on a conversion of 0.4123 LG A shares and 0.3077 LG C shares per VM share

•  2011 and 2012 LTIPs will vest on 1 March 2014 and 1 March 2015 respectively subject to your continued employment; or

•  Will vest on certain involuntary terminations (other than for cause) with a termination date on or before 31 December 2014

2013 LTIP

•  Tier 1 performance-based awards cancelled and replaced with performance-based awards under a comparable LG share incentive plan

•  Tiers 2 and 3 time-vesting awards convert into time-vesting awards over LG shares based on a conversion of 0.4123 LG A shares and 0.3077 LG C shares per VM share

Individual awards/ voluntary and mandatory bonus deferral awards

•  Convert to awards over LG shares, based on a conversion of 0.4123 LG A shares and 0.3077 LG C shares per VM share

•  Will vest on certain involuntary terminations (other than for cause) with a termination date on or before 31 December 2014

Stock Options

Vested but unexercised stock options

•  Each option converts into 2 options over LG shares, one over LG A shares and one over LG C shares, based on a conversion of 0.4123 LG A shares and 0.3077 LG C shares for each VM share

•  The exercise price calculation is:

•    LG A Price = (VM Exercise Price / 0.72) + (4 x (0.3077 / 0.72))

•    LG C Price = (VM Exercise Price / 0.72) - (4 x (0.4123 / 0.72))

Unvested stock options

•  Convert to options over LG shares with the same vesting schedule as they currently have

•  Conversion of options and exercise price calculations as shown above

•  Options granted prior to 1 January 2013 will vest on certain involuntary terminations (other than for cause) with a termination date on or before 31 December 2014

•  In the event of certain involuntary terminations (other than for cause) with a termination date on or before 31 December 2014, vested options will terminate on the earlier of the first business day following expiration of the Special Termination Period and 10 years from the grant date. The Special Termination Period is between 90 days and a maximum of two years depending on your length of service (four or more years of service results in two years to exercise).

Other Awards

CSOP

•  The Company is currently seeking HMRC approval to offer an exchange of stock options granted under the CSOP over VM shares to options over LG shares, and you will receive further correspondence on this in due course.

JSOP

•  The Company and LG (together with their tax and legal advisors) are working on a structure that will result, as far as possible, in awards granted under the JSOP being treated in a similar manner to awards granted under the 2011 LTIP. You will receive further correspondence on this in due course.

Summary

Important Additional Information Regarding the Proposed Transaction Has Been Filed with the SEC:

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Liberty Global Corporation Limited, a company that has been established in connection with the transaction, filed a registration statement on Form S-4 (Registration No. 333-187100) with the Securities and Exchange Commission (SEC) on March 7, 2013, which includes a preliminary joint proxy statement of Virgin Media Inc. and Liberty Global, Inc., and constitutes a prospectus of Liberty Global Corporation Limited.  VIRGIN MEDIA STOCKHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE IT CONTAINS IMPORTANT INFORMATION.  A definitive joint proxy statement will be sent to security holders of Virgin Media and Liberty Global seeking their approval of the proposed transaction. Investors may obtain a free copy of the definitive joint proxy statement, when available, and other relevant documents filed by Liberty Global and Virgin Media with the SEC at the SEC’s Web site at http://www.sec.gov.  The definitive joint proxy statement, when available, and such other documents filed by Virgin Media with the SEC may also be obtained for free from the Investor Relations section of Virgin Media’s web site (www.virginmedia.com) or by directing a request to Virgin Media Inc., 65 Bleecker Street, 6th Floor, New York, New York 10012, Attention: Investor Relations.  Copies of documents filed by Liberty Global with the SEC may also be obtained for free from the Investor Relations section of Liberty Global’s website (www.lgi.com) or by directing a request to Liberty Global, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations.

Virgin Media and Liberty Global and their respective directors, executive officers and other members of their respective management and employees are deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed transaction.  Information concerning the interests of Virgin Media’s participants in the solicitation, which may be different than those of Virgin Media’s stockholders generally, is set forth in Virgin Media’s proxy statement relating to its 2012 annual meeting of stockholders filed with the SEC on April 30, 2012.  Information concerning the interests of Liberty Global’s participants in the solicitation, which may be different than those of Liberty Global’s stockholders generally, is set forth in Liberty Global’s proxy statement relating to its 2012 annual meeting of stockholders filed with the SEC on April 27, 2012.  Investors may obtain additional information regarding the interests of those deemed participants in the proposed transaction by reading the registration statement and the definitive joint proxy statement (when available) regarding the proposed transaction.

Various statements contained in this communication may include “forward-looking statements”, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance.  Words like “believe”, “anticipate”, “should”, “intend”, “plan”, “will”, “expects”, “may”, “estimates”, “projects”, “positioned”, “strategy”, and similar expressions identify these forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements or industry results to be materially different from those contemplated, projected, forecasted, estimated or budgeted, whether expressed or implied, by these forward-looking statements.

These factors include the following factors relating to the proposed transaction:

•                  The ability to obtain governmental and regulatory approvals of the transaction on a timely basis;

•                  Failure to realize the anticipated benefits and synergies of the transaction, including as a result of a delay in completing the transaction or an increase in costs associated with integration or a delay or difficulty in integrating the businesses of Virgin Media and Liberty Global;

•                  Limitation on the ability of Liberty Global Corporation Limited, Liberty Global and/or Virgin Media to incur new debt in connection with the transaction;

•                  Any disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers;

•                  The outcome of litigation which may arise in connection with the transaction;

•                  Failure to receive the approval of the stockholders of either Liberty Global or Virgin Media for the transaction; and

•                 The impact of legislative, regulatory and competitive changes and other risk factors relating to the industry in which Virgin Media and Liberty Global operate, as detailed from time to time in the reports of Virgin Media and Liberty Global filed with the SEC.

Additional factors are discussed under “Risk Factors” and elsewhere in the registration statement on Form S-4 of Liberty Global Corporation Limited, as filed with the SEC on March 7, 2013.  In addition, factors relating to the ordinary course operation of our business are discussed under “Risk Factors” and elsewhere in our annual report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on February 7, 2013. We assume no obligation to update our forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting these statements.  Virgin Media cautions that the foregoing list of important factors that that may affect future results is not exhaustive.